THE AMERICAN ENERGY GROUP, LTD.

One Gorham Island, Suite 303

Westport, Connecticut 06880

(203) 222-7315

August 14, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:	American Energy Group, Ltd. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed October 14, 2014 File No. 0-26402

Dear Mr. Schwall:

The American Energy Group, Ltd. is in receipt of your letter dated August 4, 2015, which requests a response within ten (10) business days. This letter shall serve as the Company’s request for additional time to respond based upon the President and CEO’s travel to Pakistan during August and September, 2015, to conduct business related to the new subsidiary, Hycarbex-American Energy, Inc. The travel itinerary will be provided upon request. Mr. Onthank is expected to return mid-September, 2015. Accordingly, request is here made for the extension until September 17, 2015, in order to permit thorough attention to the inquiries.

Sincerely, The American Energy Group, Ltd. /s/ R. Pierce Onthank R. Pierce Onthank, President and CEO